Exhibit 99.1

Enthusiast Gaming to Participate in South by Southwest Conference

LOS ANGELES, March 09, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, today announced that the Company will participate in the South by Southwest Conference (SXSW) on March 14, 2022.

Enthusiast Gaming CEO Adrian Montgomery will participate in the “Level Up! Bridging Gameplay and Advertising” panel, exploring how advertising can shift tone and tactics to engage the world’s 2.7 billion gamers.

The panel will include:

•	Sarah Iooss - Head of Sales, Americas at Twitch
•	Cary Tilds - Chief Strategy and Operations Officer, Frameplay
•	Felicia Carmichael - Director of Social and Emerging Media, The Ad Council

“We’re proud of our vaccine awareness work with the U.S. Ad Council, and thrilled that Enthusiast Gaming will have the chance to share a stage with leaders in our industry as we address this critical topic,” said Adrian Montgomery, CEO of Enthusiast Gaming.

The panel will take place from 11:30 - 12:30 CT at the Fairmont in Austin, TX.

For more information, please visit https://schedule.sxsw.com/2022/events/PP115928

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606